
上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
A Member of SIIC

03 SEP 22 AM 7:21

BY POST

2nd September, 2003


03032152

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

SUPPL

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. Announcement of the Company dated 29th August, 2003 in respect of disposal of investments in elevated road projects in Shanghai; and
2. Announcement of 2003 interim results of the Company dated 29th August, 2003

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Paul Boltz

9/23

\\SIIC-WIN2K\COMPSEC$\ADR\ltrtoSEC.doc

03 SEP 22 AM 7:21

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

2003 INTERIM RESULTS ANNOUNCEMENT

HIGHLIGHTS

- The Group's overall business has been growing steadily with breakthroughs in business adjustments and achieved the expected results
- The Group's net profit for the period was approximately HK$491,490,000, representing an increase of approximately 1.3% over the same period last year
- The Group will distribute an interim dividend of HK18 cents per share, up 20% over the same period last year, and the dividend payout ratio is approximately 34.3%
- During the period, the Group made two major re-organization moves with total considerations amounting to approximately HK$1,335,070,000:
  - the acquisition of SI United, an A-share company listed in the PRC, subject to the approval of the relevant PRC government authorities
  - the privatisation of Hong Kong GEM-listed SIIC MedTech, the listing of which will be withdrawn on 17 September 2003
- At the date of this announcement, the Group disposed of its entire interests in two elevated road projects in Shanghai and will receive full reimbursement of the carrying value of the investments amounting to US$702,475,363 together with a compensation after tax of RMB300,000,000
- The Group has submitted application to the Ministry of Commerce to establish a wholly foreign-owned investment company in the PRC with a view to building up further its investments in infrastructure business in the PRC. The registered capital of such company will be US$200,000,000
- At the date of this announcement, the Group signed a letter of intent for the acquisition of the entire interests in Shanghai Hu-Ning Expressway (Shanghai Section) Development Co., Ltd. for a consideration of RMB2,000,000,000. The company will be granted the right to operate the Shanghai-Nanjing Expressway (Shanghai Section) for a period of 25 years
- On 26 August, the Group entered into a heads of agreement with China Energy Conservation Investment Corporation and China National Environmental Protection Corp. to establish a joint venture company for the joint investment and operation of water-related business in the PRC. The joint venture company will have a registered capital of RMB500,000,000
- During the period, the Group further streamlined its non-core businesses by the disposal of its 51% interest in Shanghai Orient and realized exceptional profit of approximately HK$28,230,000

CONSOLIDATED INCOME STATEMENT

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") is pleased to announce that the unaudited consolidated income statement of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003, together with the comparative figures of the corresponding period last year are set out below:

	NOTES	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Turnover	1	1,463,289	1,720,301
Cost of sales		(549,238)	(807,372)
Gross profit		914,051	912,929
Investment income		51,210	43,488
Other operating income		12,395	27,888
Distribution costs		(302,544)	(259,356)
Administrative expenses		(180,586)	(169,941)
Other operating expenses		(4,057)	–
Profit from operations	2	490,469	555,008
Finance costs		(18,256)	(41,564)
Share of results of jointly controlled entities		91,616	87,190
Share of results of associates		54,254	28,090
Net gain on disposal of interests in a subsidiary and an associate		25,200	–
Profit from ordinary activities before taxation		643,283	628,724
Taxation	3	(92,109)	(80,583)
Profit before minority interests		551,174	548,141
Minority interests		(59,686)	(62,863)
Net profit for the period		491,488	485,278
Dividends	4	280,908	312,688
Earnings per share	5		
– Basic		HK52.5 cents	HK53.6 cents
– Diluted		HK52.4 cents	HK52.5 cents

Notes:

(1) **Segment Information**

An analysis of the Group's turnover and contribution to profit from operations by principal activity is as follows:

	Turnover Six months ended 30 June 2003 HK$'000	2002 HK$'000	Profit from operations Six months ended 30 June 2003 HK$'000	2002 HK$'000
Business segment				
Consumer Products and Automobile and Parts	607,522	946,095	130,576	111,267
Medicine and Bio-technology	572,748	419,884	96,422	84,544
Infrastructure and Modern Logistics	283,019	354,322	282,094	353,698
	1,463,289	1,720,301	509,092	549,509
Less: Net corporate administrative expenses			(39,881)	(23,898)
Add: Interest income			21,258	29,397
Profit from operations			490,469	555,008

(2) **Profit From Operations**

Profit from operations has been arrived at after charging (crediting):

Six months ended 30 June

all medical related operations under the Group will be integrated on a common platform for investment and operation growth. This would result in a more distinct business structure, more rational resource allocation, while avoiding potential intra-group competition between the Group and its parent company. In addition, investment in the Group's medical related operations and the scale of business will be further expanded.

Following the announcement by the PRC State Council in September 2002 regarding the proposed settlement of the guaranteed fixed return on investment projects of foreign entities, there have been concerns over the Group's existing infrastructure projects in the market. After repeated negotiations, at the date of this announcement, the Group has reached an agreement with relevant PRC government authorities on proper settlement of the issue. The Group has announced the relevant details on the same date of this announcement.

The Group has submitted application to the Ministry of Commerce to establish a wholly foreign-owned investment company in the PRC with a view to building up further its investments in infrastructure business in the PRC. The registered capital of such company will be US$200,000,000. At the date of this announcement, the Group signed a letter of intent with Shanghai Municipal Engineering Bureau for the transfer of the entire interests of the Bureau in Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited ("SH Expressway") for a consideration of RMB2,000,000,000. The Group will also invest in the widening projects of the Expressway in future. SH Expressway will be granted the right to receive toll fees from vehicles using the Expressway and operate the service facilities in designated areas along the Shanghai Section of the Shanghai-Nanjing Expressway for a period of 25 years.

On 26 August, the Group entered into a heads of agreement with China Energy Conservation Investment Corporation ("CECIC") and its wholly-owned subsidiary, China National Environmental Protection Corp. for joint investment and operation of water-related business in the PRC. CECIC is the only State-level investment company in the PRC investing in the energy conservation and environmental protection sector. In accordance with the heads of agreement, the two parties will jointly invest in the establishment of a joint venture company having a registered capital of RMB500,000,000 and each party will own 50% interest. The two parties will cooperate in the development and operation of water supply and sewage treatment projects in the Yangtze River and Pearl River Delta areas and the research and development of water treatment technologies and environmental protection facilities.

The Group believes that the water-related business investment market will provide the Group with good investment opportunities with growing and stable revenue.

(1) Infrastructure and Modern Logistics

Infrastructure facilities

The existing infrastructure projects invested in and operated by the Group in Shanghai mainly comprise the Yanan Elevated Road, and the Inner Ring Road and North-South Elevated Expressway projects as well as the Waigaoqiao Container Terminal Phase One Project. In September 2002, as informed by the PRC State Council, local governments were required to properly settle on the issue of existing guaranteed fixed return investment projects of foreign entities. Being affected by such, the two elevated road projects of the Group mentioned above also needed to be terminated ahead of time. After repeated negotiations with relevant PRC government authorities, at the date of this announcement, the Group has entered into an agreement pursuant to which it will dispose of its entire investment interests in the above elevated road projects to the joint venture partners and receive full reimbursement of the carrying value of the project investments amounting to US$702,475,363 together with a compensation after tax of RMB300,000,000. The compensation payment has been received in full in the first half year and was included in the Group's profit for the period. A circular containing further details will be sent to the shareholders in due course.

Shanghai Pudong International Container Terminals Limited, the company newly established by the four joint venture parties from Hong Kong and Shanghai under the Shanghai Pudong Waigaoqiao Container Terminal Phase One Project commenced formal operation on 1 March 2003. By the end of this June, the terminal achieved a total revenue of approximately RMB221,110,000 and a net profit of approximately RMB102,000,000 with an aggregate throughput of over 680,000 TEUs. Currently, the terminal covers 17 international shipping routes.

Modern logistics

In late April, the Group made an investment of RMB150,000,000 in EAS International Transportation Limited ("EAS International") and successfully completed the second phase of acquisition. The Group now owns a 50% interest in EAS International. Since its takeover of the management of EAS International in last May, the Group's management has been dedicated to [illegible]

been diluted upon its listing in last year. The committed investments announced by Bright Dairy at the time of its listing in last August all proceeded as scheduled and actual investments totaled approximately RMB546,870,000 were made during the period. With effect from 1 July 2003, Bright Dairy has been selected a constituent stock of Shanghai Stock Exchange's 180-index. During the first half year, Bright Dairy has further consolidated the market of preserved dairy products with its sales revenue under the brand "Bright" recorded in regions outside Shanghai increased by approximately 36.2% over the same period last year, accounting for approximately 64.7% of total sales. Bright Dairy has been taking gradual steps to establish itself into a nationwide dairy enterprise.

Automobile and Parts

Net profit of the Group's automobile and parts business for the first half year was approximately HK$80,080,000, up approximately 89.2% over the same period of 2002, and contributing approximately 15% to the Group's net business profit*.

Driven by the growth momentum sustained in PRC's macro economic environment, domestic sales of sedans saw sharp increase during the first half of 2003 and has successively hit new historical highs over the corresponding periods. Benefited from the substantial market growth, Shanghai Huizhong Automobile Manufacturing Co., Ltd. ("Shanghai Huizhong") was able to meet its respective production and sales targets with better results. Sales revenue for the period grew by approximately 67.3% over the same period last year, realizing a net profit of approximately RMB129,010,000, which represented a strong increase of approximately 93% over the same period of 2002. For commercial vehicle projects, Shanghai Huizhong has completed trial production of various models of heavy truck during the first half year so as to complement sales for the next half year. The coach series will also be launched in the market in due course.

During the first half of 2003, sales revenue of Shanghai Wanzhong Automotive Components Co., Ltd. achieved a satisfactory growth at approximately RMB25,920,000. Its net profit grew by approximately 46.2% over the same period last year to approximately RMB2,690,000.

Shanghai SIIC Transportation Electric Co., Ltd. achieved continuous growth in sales and during the first half of 2003, the company recorded an increase in sales of approximately 61% as compared with last year and a net profit of approximately RMB63,430,000, up approximately 67.2% over the corresponding period of 2002. Orders for autoparts and assessories from Shanghai Volkswagon and Shanghai General Motors increased by approximately 82% and 132.4% respectively.

Disposal of Interest in Shanghai Orient

On 7 May 2003, the Group disposed of a 51% stake in Shanghai Orient Shopping Centre Ltd. to Shanghai Yibai (Holdings) Company Ltd., at a cash consideration of approximately RMB127,140,000 (representing 5.1 times compared with the attributable adjusted net asset value after deducting the appropriated earnings). As a result, the Group recorded an exceptional profit of approximately HK$28,230,000 for the first half year. The disposal complements well the Group's business transformation strategy and through gradual streamlining of non-core businesses, the Group will be able to better consolidate its resources, which is to the interest of the shareholders.

(4) Information Technology

The Group still has not achieved overall earnings in the investments made in its information technology business and recorded considerable loss for the first half year.

Semiconductor Manufacturing International Corporation ("SMIC") has established three semiconductor wafer foundries in the Pudong New Area, Shanghai. In May 2003, SMIC's Fab 1 was named "Top Fab of the Year for 2003". This is a prestigious award presented annually by the Semiconductor International journal to top-of-the-line fab facilities. This has enabled SMIC to position itself as a high-quality foundry in the global IC manufacturing landscape. Since its establishment in April 2000, SMIC continuously formed different alliances or collaborations with global leaders in the semiconductor industry and achieved steady growth in its customer base. The current output capacity of SMIC has exceeded 40,000 wafers per month. SMIC is still in a stage of continuous investment with industry-standard equipment depreciation expenses. As at the end of June 2003, the loss attributable to the Group amounted to approximately HK$75,390,000. Nevertheless, SMIC has shown continuous growth towards profitability with a positive EBITDA.

Shanghai Information Investment Inc. reported a net profit of approximately RMB9,540,000 for the first half of 2003. During the period, more than 100,000 subscribers have access to the "Cableplus" broadband data service and over 3,000 subscribers have access to the digital TV service. The company plans to complete the upgrade of its two-way cable television network for 120,000

(2) **Profit From Operations**

Profit from operations has been arrived at after charging (crediting):

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Depreciation and amortisation of property, plant and equipment	53,911	49,548
Dividend income from listed investments	(3,362)	(416)
Gain on disposal of investments in securities	(26,437)	(8,136)
Interest income	(21,258)	(29,397)
Net unrealised loss (gain) on investments in securities	4,057	(3,712)

(3) **Taxation**

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
The charge comprises:		
Current period taxation of the Company and its subsidiaries		
Hong Kong Profits Tax	19,589	10,862
PRC income tax	26,929	28,314
	46,518	39,176
Underprovision of PRC income tax in prior years	4,303	8,011
	50,821	47,187
Share of PRC income tax of jointly controlled entities	10,135	25,198
Share of PRC income tax of associates	31,153	8,198
	92,109	80,583

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the period.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries, jointly controlled entities and associates are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries and associates are also entitled to reduced tax rates because they are classified as high technology entities under relevant rules. The PRC income tax charges for the period are arrived at after taking into account these various tax incentives.

(4) **Dividends**

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
2002 final dividend of HK30 cents (2001 final dividend: HK34 cents) per share	280,908	312,688

The directors have determined that an interim dividend of HK18 cents per share (2002 interim dividend: HK15 cents per share) shall be paid to the shareholders of the Company whose names appear on the Register of Members on Tuesday, 30 September 2003.

(5) **Earnings Per Share**

The calculation of the basic and diluted earnings per share for the six months ended 30 June 2003 is based on the following data:

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	491,488	485,278
Effect of dilutive potential ordinary shares – adjustment to the share of results of a subsidiary based on potential dilution of its earnings per share	(7)	(199)
Earnings for the purpose of diluted earnings per share	491,481	485,079
	Number of shares	
Weighted average number of ordinary shares for the purpose of basic earnings per share	936,341,425	905,509,890
Effect of dilutive potential ordinary shares – share options	828,278	17,687,640
Weighted average number of ordinary shares for the purpose of diluted earnings per share	937,169,703	923,197,530

INTERIM DIVIDEND

The Board of Directors of the Company has resolved to pay an interim dividend of HK18 cents (2002: HK15 cents) per share for the six months ended 30 June 2003. The dividend will be paid on 6 October 2003 (Monday) to shareholders whose names appear on the Register of Members of the Company on 30 September 2003 (Tuesday).

CLOSE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 29 September 2003 (Monday) to 30 September 2003 (Tuesday), during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited of 28/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. on 26 September 2003 (Friday).

BUSINESS REVIEW, DISCUSSION AND ANALYSIS

During the first half of 2003, global economic growth encountered continuous slowdown. The war in Iraq brought new uncertainties to economic recovery, while the outbreak of SARS further created an unprecedented impact on the business environment of mainland China and Hong Kong. Facing such difficult situations, the management took a decisive and pragmatic attitude to follow through on its strategy of driving business transformation and at the same time focused on sharpening the competitive edge of the Group's principal businesses. This year, the Group's overall business has been growing steadily with breakthroughs in business adjustments and achieved satisfactory results notwithstanding the harsh business environment. The Group recorded an unaudited net profit of approximately HK$491,490,000 for the period, representing an increase of approximately 1.3% over the same period last year. The Board has resolved to pay an interim dividend of HK18 cents per share, up 20% over the same period last year and the dividend payout ratio is approximately 34.3%.

During the first half year, the Group has successively implemented new business development initiatives enabling furtherance of its business transformation strategy, which has been carrying through during the past few years, and laid a solid foundation for future development striving towards creating new values for our shareholders. In May, the Group announced two major re-organization moves including the acquisition of Shanghai Industrial United Holdings Co., Ltd. ("SI United", an A-share company listed on the Shanghai Stock Exchange) and the privatisation of Hong Kong GEM-listed SIIC Medical Science and Technology (Group) Limited ("SIIC MedTech"). Total considerations for the two transactions amounted to approximately HK$1,335,070,000. Through the SI United acquisition and SIIC MedTech privatisation,

[illegible] in EAS International Transportation Limited ("EAS International") and successfully completed the second phase of acquisition. The Group now owns a 50% interest in EAS International. Since its takeover of the management of EAS International in last May, the Group's management has been dedicated to improving operating efficiency and diversifying the scope of business. As a result, steady growth has been achieved. Turnover and profit before tax for the first half of 2003 both increased more than 20% over the same period last year.

After a year of business processes integration, in the first half of 2003, Shanghai Industrial Wai Lian Fa International Logistics Corporation Limited recorded a growth in turnover over the same period last year and started to generate earnings.

Shanghai Industrial Sinotrans International Logistics Company Limited started formal operations in last July. Foundation work for the establishment of a warehouse and container freight station in the Shanghai Chemical Industry Zone will commence shortly and is expected to be completed within this year. The company will embark on the development of various warehousing and freight forwarding agency projects upon completion of the construction work.

(2) **Medicine and Bio-technology**

The Group's medicine and bio-technology business segment continued to perform well and recorded a net profit of approximately HK$51,890,000 for the first half year, representing a growth of approximately 66.3% as compared with the same period last year and constituting approximately 9.8% of the Group's net business profit*.

The Group announced on 21 May 2003 a proposed privatisation of SIIC MedTech by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands. Pursuant to the proposal, the minority shareholders would be entitled to HK$2.15 in cash for each share of SIIC MedTech held. The proposed privatisation has been approved by the shareholders of SIIC MedTech on 11 August. SIIC MedTech will become a wholly-owned subsidiary of the Group and the Group will be able to increase its share in the profit contribution of SIIC MedTech from 65.9% to 100%. The listing of SIIC MedTech's shares on the Growth Enterprise Market of the Stock Exchange of Hong Kong will be withdrawn on 17 September. As stated in the announcement, the proposed privatisation will result in a leaner and optimized group structure and represents a principal step for the Group's restructuring exercise for its medical business. The Group intends to further strengthen and enlarge the operating base for medical related businesses through active mergers and acquisitions, aiming to achieve consolidated growth in medical related businesses.

In the first half of 2003, SIIC MedTech recorded a net profit of approximately HK$50,400,000, an increase of approximately 10.6% over the same period last year. Its turnover rose by approximately 35.1% over the same period of 2002 to approximately HK$567,440,000. In this April, SIIC MedTech acquired a 30% stake in Hangzhou Huqingyutang Pharmaceutical Co. Ltd. to further expand its manufacturing and marketing capabilities for traditional Chinese medicine and health products.

During the period, SIIC MedTech's prescription drugs recorded an overall sales growth of approximately 29.3%. Sales of OTC drugs and health products grew by approximately 41% over the corresponding period of last year. During the period, the turnover of MicroPort Medical (Shanghai) Co. Ltd. grew approximately four times. Following the SARS outbreak, the demand for monitoring and diagnostic equipment kept increasing in most hospitals, the overall turnover of Guangdong Biolight Medical Technology Co. Ltd. was 1.2 times greater than in the corresponding period of last year. Under the impact of SARS, sales of medical radiographic equipment and information systems for medical applications of E-COM Technology Ltd. achieved a better growth rate than last year. Revenue from the principal activities of Shanghai Jahwa United Co. Ltd. during the period ended 30 June was slightly higher than in the corresponding period of last year and contributed approximately HK$14,400,000 to SIIC MedTech's profits.

During the period, H101 project of Shanghai Sunway Biotech Co., Ltd. ("Sunway Biotech") entered the final stage of Phase 3 clinical trials and made satisfactory progress. Clinical approval for new drug under H103 has been obtained and clinical trials are planned to formally commence within the year. This year, "SunGran", a gene product of Sunway Biotech, had successfully bid the tender on the Shanghai market. The product was relaunched in the market and achieved satisfactory performance with its sales hit historical highs in monthly sales volumn since this May.

Shanghai Sunve Pharmaceutical Co., Ltd. recorded a sales revenue of approximately RMB187,460,000 for the period with its net profit significantly grew more than 7.6 times over the same period last year to approximately RMB40,860,000. Such increase was mainly attributable to the inclusion of "Levofloxacin Lactate" of Roche's Shanghai, an associate, in the lists of drugs for the prevention and treatment of SARS during the period, thereby driving significant demand growth and contributing to an increase of RMB22,530,000 in the net profit attributable to the company. Application for the transfer of a 15% stake in Shanghai Givaudan has been approved by the Shanghai Foreign Investment Committee during the period and the company is expected to receive a transfer income of 10,000,000 Swiss Francs during the next half year.

In 2003, investors tend to adopt a prudent approach towards enterprise investments amid a fluctuating economic market in the United States. As a result, Mergen Limited ("Mergen") faced difficulties when securing investments for products development. In view of this, Mergen implemented stringent cost reduction measures and as its competitors exited the market one after another, it capitalized on the opportunity to make up the gap in the sector and procure new customers and seek to expand into new product areas. During the period, Mergen introduced new bacterial array and developed "multi-arrays" in response to market demand.

(3) **Consumer Products & Automobile and Parts**

Net profit arising from the Group's consumer products business for the first half year was approximately HK$186,720,000, representing an increase of approximately 42.9% over the same period last year and constituting approximately 35.1% of the Group's net business profit*.

Tobacco and Printing

Nanyang Brothers Tobacco Company, Limited ("Nanyang Tobacco") achieved satisfactory sales performance during the period with its turnover grew by approximately 22.7% over the same period last year to approximately HK$501,770,000. Its net profit stood at HK$85,080,000, up approximately 81.9%. Export markets, including Singapore and Taiwan, and the Hong Kong market all showed remarkable performance. Nanyang Tobacco is making considerable efforts in enhancing product quality and pursuing steady expansion into new markets. Production of the "Winner" blended cigarette series developed in the first half year will be commenced during the next half year.

During the first half year, operation of The Wing Fat Printing Company, Limited remained stable and recorded a turnover of approximately HK$170,370,000 and a net profit of approximately HK$40,140,000. Construction of the new production facilities in Dongguan, Guangdong is in the final stage of completion. Upon completion, such operation will facilitate business development in the mainland markets.

Dairy

During the first half of 2003, Shanghai Bright Dairy and Food Co., Ltd. ("Bright Dairy") achieved growth in both sales revenue and profit with its sales revenue stood at approximately RMB2,853,140,000, up approximately 24% over the same period last year, and recorded an increase of approximately 31.4% in net profit over the same period last year. Net profit of Bright Dairy for the period attributable to the Group was approximately RMB39,220,000, up approximately 2.6% over the same period last year, notwithstanding the Group's attributable interest in Bright Dairy has

Shanghai Information Investment Inc. reported a net profit of approximately RMB9,540,000 for the first half of 2003. During the period, more than 100,000 subscribers have access to the "Cableplus" broadband data service and over 3,000 subscribers have access to the digital TV service. The company plans to complete the upgrade of its two-way cable television network for 120,000 subscribers during the year. Construction of the Shanghai integrated information pipeline infrastructure has now created a network that covers substantially all major business districts within Shanghai's urban area. The pipeline network has accumulated a total length of over 900 kilometers and network access is currently provided in 259 buildings. For Credit Information System, as at the end of the first half year, it had personal credit information of approximately 3,260,000 individuals stored in its consumer credit information databank and received an average of over 3,400 enquiries per day for personal credit inquiries. The system comprised 600,000 enterprises.

Shanghai Optical Communications Development Co., Ltd. ("Shanghai Optical Communications") reported a net profit of approximately RMB2,140,000 for the first half of 2003. Lucent Technologies of Shanghai, Ltd. is now in its final stage of liquidation. Shanghai Optical Communications will procure new investment project and new joint venture partners should suitable opportunities arise. Shanghai Communications Technologies Centre recorded a loss of approximately RMB5,760,000 for the first half year.

- *net business profit represents net profit before corporate administrative expenses.*

PROSPECTS

Against the uncertainties faced by many parts of the world concerning economic prospect, the PRC economy managed to achieve a sustained growth. Major cities in the PRC, especially Shanghai, even become global investment hot spots. The Group endeavors to develop its operations in Shanghai and the Yangtze River Delta, which will enable it to reap the fruits of the flourishing growth in the regions. Meanwhile, economic interactions between Hong Kong and Shanghai also create new business opportunities for the Group. The "Closer Economic Partnership Arrangement" (CEPA) recently entered into between the PRC government and Hong Kong SAR government will be beneficial to the economic development of Hong Kong in the long run, and is expected to speed up local economic recovery while improving the business environment.

The Group has made solid progress towards its objectives for business transformation. The restructuring of the Group's medical related businesses and the proper settlement of infrastructure projects undertaken this year both represent important initiatives complementing to the subsequent consolidation for the Group's business development. The Group owns a professional and proactive management team, which together with our motivated and dedicated staff, have been contributing tremendous efforts and striving for continuous advancement. While the intensifying market competition will bring both challenges and opportunities to the Group, the management is confident that by focusing on our core businesses and making cautious selection of new investments projects under the Group's prudent but flexible corporate strategies, the Group will be able to give full play to its own competitive edge and achieve greater profitability, in a bid to maximize shareholders' value.

FINANCIAL REVIEW

Profit from ordinary activities before taxation

Gross profit margin

Gross profit margin (excluding income from infrastructure projects) for the period rose from approximately 40.9% to approximately 53.5% for the same period last year, due mainly to higher gross profit margin of Nanyang Tobacco and the disposal of Shanghai Orient which had a relatively low gross profit margin.

Investment income

Investment income for the period increased from approximately HK$43,490,000 for the corresponding period last year to approximately HK$51,210,000. This was primarily due to increased gains in the amount of approximately HK$18,300,000 from disposal of securities investment. However, after taking into account the decrease in interest income from bank deposits of approximately HK$8,140,000 resulted from the reduction in bank deposit rates, investment income as a whole increased by approximately HK$7,720,000.

Finance costs

Finance costs for the period decreased by approximately HK$23,310,000 over the same period last year primarily because the Group has repaid a syndicated loan of HK$1,170,000,000 last year and raised a new syndicated loan of HK$1,600,000,000 at more favorable interest rate. These together with the benefits from a general decline in market interest rate during the period helped to save finance costs significantly as compared to the same period last year.

Loans and capital

- As at 30th June 2003, the Group's short-term loan was reduced by approximately HK$12,420,000 from last year end to approximately HK$831,030,000, primarily as a result of the Group's repayment of part of its short-term loans.
- Long-term loan remained at HK$800,000,000, payable in full by 2007, being the long term portion of the five-year loan of HK$1,600,000,000.
- As at 30th June 2003, the Group held cash and bank balances of approximately HK$3,310,930,000, of which the proportions of US$, HK$ and RMB were approximately 52%, 15% and 33% respectively.
- Gearing ratio of the Group was reduced from approximately 10.4% as at the end of last year to approximately 10.2%. The Group remains a net cash position in respect of its indebtedness and is in sound debt-equity structure.
- Shareholders' fund of the Group rose by approximately HK$301,590,000 to approximately HK$13,799,390,000.

REVIEW OF INTERIM FINANCIAL STATEMENTS

The Audit Committee has reviewed with the management and the external auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and has discussed internal controls and financial reporting matters including review of the unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities during the period under review.

PUBLICATION OF DETAILED ANNUAL RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

All the information of the interim results of the Group for the six months ended 30 June 2003 required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website (*www.hkex.com.hk*) and the Company's website (*www.sihl.com.hk*) later in due course.

Cai Lai Xing
Chairman

Hong Kong, 29 August 2003

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(incorporated under the Companies Ordinance in Hong Kong)

Disposal of Investments in Elevated Road Projects in Shanghai, the PRC

Discloseable Transaction

The Directors of the Company announce that on 29 August 2003, S.I. Infrastructure, a wholly-owned subsidiary of the Company, entered into two agreements respectively for the disposal of all its investments in the elevated road projects in Shanghai, the PRC to its joint venture partner. The projects are as follows:

Projects	Equity interest held by S.I. Infrastructure
Yanan Road Development	50.20%
New Construction	35.00%

S.I. Infrastructure shall receive a total consideration of US$702,475,363 (equivalent to approximately HK$5,479,308,000) and compensation after tax of RMB300,000,000 (equivalent to approximately HK$283,019,000) in accordance with the agreements of the Transaction. The Transaction constitutes a discloseable transaction of the Company under Rule 14.12 of the Listing Rules. A circular containing details of the Transaction will be dispatched to the shareholders of the Company as soon as practicable.

INFORMATION ABOUT THE TRANSACTION

Yanan Agreement

(I) Parties to the agreement

Date of agreement: 29 August 2003

Transferor: S.I. Infrastructure, a wholly-owned subsidiary of the Company

Transferee: Shanghai City Construction, the beneficial owner of 31.44% of existing equity interest in Yanan Road Development

(II) Interest disposed of under the Yanan Agreement

Shanghai City Construction will acquire 50.20% of equity interest, being the entire investment of S.I. Infrastructure, in Yanan Road Development, which has the right to operate the eastern and western sections of Yanan Elevated Road for a period from 28 November 1995 to 31 December 2017 (eastern section) and from 28 July 1996 to 31 December 2017 (western section). The remaining 18.36% equity interest is held by Shanghai Construction Co., Ltd., an independent third party.

(III) Information about S.I. Infrastructure and Yanan Road Development

The investment of S.I. Infrastructure in Yanan Road Development had a carrying value of US$159,438,442 (equivalent to approximately HK$1,237,298,000, at a historical exchange rate of HK$7.76 to US$1) as at 31 December 2002. For the past two financial years, the investment of S.I. Infrastructure in Yanan Road Development had the following contributions to the Group's audited consolidated net profit before and after taxation and extraordinary items:

Year ended 31 December	Net profit before taxation and extraordinary items (approximate amount in HK$)	Net profit after taxation and extraordinary items (approximate amount in HK$)
2002	168,473,000	168,344,000
2001	171,745,000	171,616,000

The investment of S.I. Infrastructure in Yanan Road Development has been a passive long term investment with guaranteed fixed return and Yanan Road Development has not been treated as a subsidiary of the Company. The Company does not control the board of Yanan Road Development.

(IV) Terms of the Yanan Agreement

The consideration of US$159,438,442 (equivalent to approximately HK$1,243,620,000) and compensation after tax of RMB72,087,842 (equivalent to approximately HK$68,007,000) receivable by S.I. Infrastructure under the Yanan Agreement are determined by the two parties on arms length basis with reference to the carrying value of the investment of US$159,438,442 (equivalent to approximately HK$1,237,298,000, at a historical exchange rate of HK$7.76 to US$1) held by S.I. Infrastructure in Yanan Road Development as at 31 December 2002. The sum of US$159,438,442 (equivalent to approximately HK$1,243,620,000) shall be payable to S.I. Infrastructure one lump sum in cash by telegraphic transfer upon completion of the transaction and within 5 working days upon approval of foreign exchange application by the relevant government department(s). The compensation after tax of RMB72,087,842 (equivalent to approximately HK$68,007,000) has been received in cash by S.I. Infrastructure in June 2003.

The disposal contemplated in the Yanan Agreement shall be completed as soon as possible upon fulfillment of the following conditions:

1. the transaction having been approved by the board of directors of Yanan Road Development;
2. the other shareholders having consented to the transfer of the shareholding in accordance with the terms of the Yanan Agreement and waived their pre-emptive rights to the shareholding to be transferred; and
3. the Yanan Agreement having been approved by the relevant approval authority of the PRC Government.

New Construction Agreement

(I) Parties to the agreement

Date of agreement: 29 August 2003

Transferor: S.I. Infrastructure, a wholly-owned subsidiary of the Company

Transferee: Shanghai City Construction, the beneficial owner of 49.5% of existing equity interest in New Construction

(II) Interest disposed of under the New Construction Agreement

Shanghai City Construction will acquire 35% of equity interest, being the entire investment of S.I. Infrastructure, in New Construction, which has the right to operate the Inner Ring Road and North-South Elevated Expressway for a period of 20 years commencing from 1 May 1997. The remaining 15.5% equity interest is held by Shanghai Municipal Raw Water Co., Ltd., an independent third party.

(III) Information about S.I. Infrastructure and New Construction

The investments of S.I. Infrastructure in New Construction had a carrying value of approximately US$543,036,921 (equivalent to approximately HK$4,219,150,000, at a historical exchange rate of HK$7.77 to US$1) as at 31 December 2002. For the past two financial years, the investment of S.I. Infrastructure in New Construction had the following contributions to the Group's audited consolidated net profit before and after taxation and extraordinary items:

Year ended 31 December	Net profit before taxation and extraordinary items (approximate amount in HK$)	Net profit after taxation and extraordinary items (approximate amount in HK$)
2002	536,245,000	536,245,000
2001	547,748,000	547,748,000

(IV) Terms of the New Construction Agreement

The consideration of US$543,036,921 (equivalent to approximately HK$4,235,688,000) and compensation after tax of RMB227,912,158 (equivalent to approximately HK$215,012,000) receivable by S.I. Infrastructure under the New Construction Agreement are determined by the two parties on arms length basis with reference to the carrying value of the investment of US$543,036,921 (equivalent to approximately HK$4,219,150,000, at a historical exchange rate of HK$7.77 to US$1) held by S.I. Infrastructure in New Construction. The sum of US$543,036,921 (equivalent to approximately HK$4,235,688,000) shall be payable to S.I. Infrastructure one lump sum in cash by telegraphic transfer upon completion of the transaction and within 5 working days upon approval of foreign exchange application by the relevant government department(s). The compensation after tax of RMB227,912,158 (equivalent to approximately HK$215,012,000) has been received in cash by S.I. Infrastructure in June 2003.

The disposal contemplated in the New Construction Agreement shall be completed as soon as possible upon fulfillment of the following conditions:

1. The transaction having been approved by the board of directors of New Construction;
2. the other shareholders having consented to the transfer of the shareholding in accordance with the terms of the New Construction Agreement and waived their pre-emptive rights to the shareholding to be transferred; and
3. the New Construction Agreement having been approved by the relevant approval authority of the PRC Government.

Reasons for the Transaction

In the Notice issued by the State Council of the PRC in September 2002, local governments of the PRC should settle properly the issue of guaranteed fixed return investment projects of foreign entities by 31 December 2002. The Group has negotiated with relevant authorities to resolve the issue, and finally decided to sell the elevated road projects to its joint venture partner pursuant to the Transaction.

S.I. Infrastructure shall receive a total consideration of US$702,475,363 (equivalent to approximately HK$5,479,308,000) and compensation after tax of RMB300,000,000 (equivalent to approximately HK$283,019,000) in accordance with the agreements of the Transaction. As at 31 December 2002, the carrying value of the two Shanghai elevated road cooperative joint venture projects affected by the Notice was US$702,475,363 (equivalent to approximately HK$5,456,448,000). For the twelve months ending 31 December 2003, such investment projects would contribute profit of approximately HK$685,036,000 to the Group in accordance with the original agreements. Upon completion of the Transaction, the Group will no longer hold any interest in such projects. Proceeds from the Transaction will be used for new investment projects such as expressways and water-related businesses relating to the principal businesses of the Group and as general working capital. The Company expects that the Transaction will be completed shortly.

A circular containing details of the Transaction as required by the Listing Rules will be dispatched to the shareholders of the Company as soon as practicable.

Definitions

Terms	*Meanings*
"Company"	Shanghai Industrial Holdings Limited, a company established in Hong Kong with its shares listed on the Stock Exchange
"HK$"	Hong Kong dollars, the legal currency of Hong Kong
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"New Construction Agreement"	The agreement entered into by S.I. Infrastructure and Shanghai City Construction on 29 August 2003 in respect of the Inner Ring Road and the North-South Elevated Expressway
"New Construction"	Shanghai New Construction Development Co., Ltd., a Sino-foreign cooperative joint venture established in the PRC
"Notice"	"Notice of Proper Settlement on the Issue of Existing Guaranteed Fixed Return Investment Projects of Foreign Entities by the Administration Office of the State Council"
"PRC"	The People's Republic of China
"RMB"	Renminbi, the legal currency of the PRC
"Shanghai City Construction"	Shanghai City Construction Investment Development General Corporation*, a State-owned enterprise established in the PRC and is an independent third party not associated with the Company or the directors, chief executives and substantial shareholders of the Company or any of its subsidiaries or their respective associates (within the meaning under the Listing Rules) and is an economic entity under the Shanghai Municipal People's Government charged with the development of infrastructure projects in Shanghai
"S.I. Infrastructure"	S.I. Infrastructure Holdings Limited, a company established in the British Virgin Islands
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"The Group"	The Company and its subsidiaries
"Transaction"	The disposal by S.I. Infrastructure of its investments in the infrastructure projects in Shanghai, the PRC pursuant to the Yanan Agreement and the New Construction Agreement
"US$"	US dollars, the legal currency of the United States of America
"Yanan Agreement"	The agreement entered into by S.I. Infrastructure and Shanghai City Construction on 29 August 2003 in respect of the Yanan Elevated Road
"Yanan Road Development"	Shanghai Yanan Road Elevated Road Development Co., Ltd., a Sino-foreign cooperative joint venture established in the PRC

By order of the Board
Leung Lin Cheong, Roger
Company Secretary

Hong Kong, 29 August 2003

In this announcement, for information purpose only, certain amounts in US dollars (except for the carrying values of investments as specified above) have been translated into HK dollars at a rate of HK$7.8 to US$1.00; and certain amounts in RMB have been translated into HK dollars at a rate of RMB1.06 to HK$1.00. Such translation should not construed as a representation that the RMB has been, could have been or could be, converted into HK dollars, as the case may be, at those or any other rates or at all.

* *The English name is an informal English translation of its official Chinese name*